**Mail Stop 4561**
**Via Fax (610) 971-9181**

February 5, 2009

Donald Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
2nd Floor
Wayne, PA  19087

      **Re:    Kenexa Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2007**
             **Filed on February 29, 2008**
             **Form 10-Q for the Quarter Ended June 30, 2008**
             **File No. 000-51358**

Dear Mr. Volk:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,


                  Kathleen Collins
                  Accounting Branch Chief